UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2025

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
1 World Trade Center, 57th Floor
New York, New York 10007

Re: Masterworks Vault 10, LLC
Amendment No. 8 to Offering Statement on Form 1-A
Filed July 9, 2025
File No. 024-12323

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 30, 2025 letter.

Amendment No. 8 to Offering Statement on Form 1-A

Cover Page

1. We note to your response to prior comment 3 and reissue in part. Your disclosure in footnote 1 of your cover page indicates that numbers in the indicated column represent "the number of Class A shares issuable as Merger Consideration to holders of Class A shares originally issued in a Tier 2 Regulation A offering of the applicable Target Issuer." However, there appear to be discrepancies between the numbers of Class A shares listed on the cover page and the number of Class A shares originally issued in the applicable Tier 2 Regulation A offerings. For example, your Series 048 offering qualified 38,850 Class A ordinary shares, but the number of shares listed for Series 048 of the current registration statement is 40,351 shares. Please reconcile your disclosure here and wherever else applicable.

Series Offering Table, page 1

2. Please include a column for SPC ordinary shares held by Masterworks and ensure that the share columns in the table reconcile to the adjusted total shares outstanding column. Also, please do not refer to any share totals as being pro forma (e.g., pages 1 and 18), unless they are prepared in accordance with Article 11 of Regulation S-X and the SPC ordinary shares held by Masterworks will be converted into Class A ordinary shares in conjunction with this Offering and the Restructuring Transactions.

The Restructuring Transactions
Detailed Restructuring Steps, page 15

3. Due to the SPC ordinary shares held by Masterworks, it does not appear that the Target Issuer has 100% of the issued and outstanding shares of the segregated portfolio of Masterworks Cayman SPC. Please revise your disclosures throughout the offering statement or advise. Also, revise your organizational structure diagrams and disclosures throughout the offering statement to separately show for each segregated portfolio the number and percentage of SPC ordinary shares held by:
   - the Target Issuer and
   - Masterworks.

Description of Shares
Masterworks Cayman Segregated Portfolio Capitalization and Distributions, page 34

4. You disclose that each segregated portfolio shall have the exact number of SPC ordinary shares outstanding as the number of Class A shares outstanding of the applicable surviving series and the surviving series will hold 100% of such SPC ordinary shares. If true, when Masterworks is issued Management Fee Shares in the form of SPC ordinary shares, disclose:
   - who receives an equivalent number of Class A ordinary shares and
   - how the surviving series can hold 100% of the SPC ordinary shares, when Masterworks holds some of them.

   If not true, revise your disclosures throughout the offering statement accordingly.

Part III - Exhibits, page II-1

5. Please update Exhibit 2.3 to include the contemplated plan of conversion. Additionally, please file the certificates of conversion of Masterworks Vault 10, LLC reflecting the post-restructuring conversion of the company from a Texas series limited liability company to a Delaware series limited liability company.

General

6. We note your disclosure on page v with respect to your intent to incorporate by reference certain disclosures related to the Target Issuers. Further, we note your disclosure on page 55 related to your incorporation by reference practices, "[a]ny statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the offering circular to the extent that a statement contained herein or in any other subsequently filed document

that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the offering circular, except as so modified or superseded. For additional information on documents incorporated by reference herein, see 'Incorporation of Certain Information by Reference.'" Please provide your analysis as to how your disclosures comply with Instruction III (a) through (d) of Form 1-A. Please also address in your analysis whether all of the disclosures from 2021 that you intend to incorporate by reference remain accurate and relevant to this offering statement.

7. We note your response to prior comment 8 and revised disclosure on page 11, and specifically your references to the note to paragraph (d)(2)(i)(C) of Rule 251. That note specifically addresses a situation where "securities underlying warrants or convertible securities are being qualified pursuant to Tier 2 of Regulation A one year or more after the qualification of an offering for which investment limitations previously applied." The Offering and Restructuring Transactions do not involve "securities underlying warrants or convertible securities." Please remove those references or explain how the discussion of the note is relevant and appropriate.

Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services